Mail Stop 3628


September 7, 2005

VIA FACSIMILE:  (303) 573-8133

Brad H. Hamilton, Esq.
Jones & Keller, P.C.
1625 Broadway, Suite 1600
Denver, Colorado 80202
(303) 573-1600

Re:	Tipperary Corporation
	Schedule 14A - File No. 001-07796  filed August 12, 2005
	Schedule 13E-3/A - File No. 005-12904 filed August 16, 2005

Dear Mr. Hamilton:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3
General

1. We note, from your notice of special meeting, that an admission ticket, which is required for entry into the special meeting, will be attached to the proxy cards. If shareholders plan to attend the special meeting, they must keep the admission ticket and bring it to the special meeting. Please tell us if this admission ticket requirement is consistent with Texas law.

2. Assuming that the admission ticket requirement is consistent with Texas Law, please consider making the statement that a security holder must retain the ticket for admission to the special meeting, in prominent type on the proxy card itself. We believe that this is an important consideration for shareholders, as they may change a proxy vote by voting at the meeting, despite the proxy submission.

Summary Term Sheet, page 1

3. Please revise the summary term sheet to include a summary of each filing person`s fairness determination and also revise the summary term sheet and question and answer section to eliminate any repetition.

Fairness of the Merger; Recommendation of the Special Committee, page 21

4. Item 1014(a) of Regulation M-A requires a filing person on the
Schedule 13E-3 to state a belief as to the fairness of the proposed transaction to "unaffiliated security holders." Your disclosure throughout your document states that the special committee, the board, and SIH determined that the reverse stock split was fair to the "minority shareholders," which is a different concept. Please revise throughout the disclosure materials to provide the finding as to non-affiliates as a distinct group, as required by Item 1014(a).

5. Please state whether or not the transaction is structured so that approval of at least a majority of unaffiliated security holders is required. See Item 1014(c) of Regulation M-A. We note your statement, on page 10, that in order for the merger to be approved, holders of at least two-thirds of the outstanding shares of the Tipperary common stock must vote for the merger, but this is a different concept than that articulated by the Rule.

6. Each filing person should discuss in reasonable detail the material factors upon which the belief of fairness of the Rule
13e-3 transaction as to the unaffiliated security holders is based and, to the extent practicable, the weight assigned to each factor. The discussion must include an analysis of the extent, if any, to which the filing person`s beliefs are based on the factors described in Instruction 2 of Item 1014 of Regulation M-A, and paragraphs (c),
(d) and (e) of this section and Item 1015 of Regulation M-A. To the extent any of the factors listed there were not considered in the context of this transaction, the explanation of why may be important for a shareholder seeking to understand the board`s analysis of this transaction. We note that it appears that neither filing person considered net book value, going concern value, or liquidation value. Please expand to address these factors as to each filing person and the requisite fairness determination

7. It appears that only the company and SIH have provided fairness determinations. Please revise your disclosure to provide the fairness determination of each filing person.

Role of Financial Advisor to the Special Committee and Fairness
Opinion, page 25

8. Clarify whether the fairness finding of Houlihan Lokey addressed the fairness of the price to unaffiliated security holders. If not, explain here or where appropriate in the disclosure document, how the board analyzed the fairness finding of Houlihan Lokey, addressed to minority shareholders generally, to arrive at a finding of fairness as to the unaffiliated security holders.

9. Clarify whether the fairness finding of Houlihan Lokey
addressed the fairness of the entirety of the Rule 13e-3 going private transaction to unaffiliated security holders.  If not, explain here or where appropriate in the disclosure document, how the board analyzed the fairness finding of Houlihan Lokey, limited solely, from a financial point of view, to the cash consideration payable in the contemplated merger, to arrive at a finding of fairness as to the unaffiliated security holders as a distinct and separate
group.   As SIH also considered Houlihan Lokey`s fairness opinion in making SIH`s determination that the Rule 13e-3 going private transaction is fair to minority shareholders, please revise the "position of SIH as to the merger" section on page 33 to include the same information as to how SIH analyzed the fairness finding of Houlihan Lokey with its limitations.

10. We note the disclaimer that "Houlihan Lokey`s Opinions address solely the fairness from a financial point of view, of the cash consideration payable in the contemplated merger and under the prior offers by SIH and Company A to the minority shareholders and do not address any other terms or agreements related to the merger." Please identify the entirety of the other terms or agreements related to the merger that the opinions of Houlihan Lokey do not address. We note that Houlihan Lokey disclaims responsibility to opine as to the "overall fairness of the merger."

11. The fifth bullet point on page 27 refers to "projections prepared by . . . management with respect to Tipperary and TOGA " and used in Houlihan Lokey`s analysis. These and all other projections and financial forecasts provided to the fairness advisor should be disclosed in the offer materials.

Recommendation of the Merger by the Tipperary Board of Directors, page 32

12. Please state the reason for undertaking the transaction at this time. See Item 1013(c) of Regulation M-A. We note the recent consummation of the interest purchase and merger agreements.

Financing for the Merger, page 43

13. State the total amount of funds to be used in the transaction. Please see Item 1007 of Regulation M-A.

Effects of the Merger, page 43

14. The disclosure required by Items 7, 8, and 9 must be included in the front of the disclosure document. Please see Rule 13e-3(e)(1)(ii). Please move this section accordingly. In addition, revise this disclosure to address the effects of the transaction from the standpoint of the company, its affiliates, and unaffiliated security holders. Please see Item 1013 and Instruction 2 to Item 1013 of Regulation M-A.

Selected Consolidated Financial Data, page 60

15. Please revise your disclosure to identify the financial statements incorporated by reference by page, paragraph, caption or otherwise. Please see Item 1010(a) of Regulation M-A and Instruction 3 to Item 13 of Schedule 13E-3.

16. We note that you have incorporated by reference the Company`s annual report on Form 10-K for the year ended December 31, 2004 and Form 10-Q for the period ended March 31, 2005. Where you incorporate by reference financial statements found in other documents filed with the SEC, we require you to include in the document disseminated to investors the summary financial statements required by Item 1010(c) of Regulation M-A.  See Instruction 1 to Item 13 of
Schedule 13 and Q&A 7 in Section I.H of the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations
(July 2001) (for guidance on a nearly identical instruction in the
context of a tender offer).   It does not appear that income per common
share and net income per common share, as required by Item 1010(c)(2) and (3) of Regulation M-A, respectively, are included. Please revise to include the complete summary financial statements, as required by
Item 1010(c) of Regulation M-A in the Schedule 14A filed in connection with this going private transaction.

Where You Can Obtain Additional Information, page 71

17. Please change the SEC address to 100 F Street, N.E.,
Washington, D.C. 20549.

18. Schedule 13E-3 does not expressly permit "forward" incorporation by reference to documents filed after the date of the information statement. To the extent you seek to incorporate by reference such future filings, you must amend the Schedule 13E-3 to specifically incorporate each. Please revise the disclosure to the contrary in this section.

Proxy Card

19. Tell us what "other transactions", the third subparagraph within the first item of your proxy, would be contemplated by approving and adopting the merger agreement and the merger. Your proxy card should identify clearly the matters intended to be acted upon. Please see Rule 14a-4 of the Proxy Rules.

Closing Comment

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

* that filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* that filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

     As appropriate, please amend your filings in response to these comments. You may wish to provide us with black-lined copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information and file such letter on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

   If you have any questions please contact me at (202) 551-3257 or by facsimile at (202) 772-9203.

Very truly yours,


Celeste M. Murphy
Special Counsel
Office of Mergers and Acquisitions